UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                         Commission File Number  333-15685-01

                   PAINEWEBBER MORTGAGE ACCEPTANCE CORP. IV
             (Exact name of registrant as specified in its charter)

       1285 Avenue of the Americas,  New York, NY 10019   (212)713-2000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                   PaineWebber Mortgage Acceptance Corp. IV
                   PaineWebber Mortgage Acceptance Corp. IV
                Mortgage Pass-Through Certificates, Series 1998-1
             (Title of each class of securities covered by this Form)


                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


    Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)                                 Rule 12h-3(b)(1)(i)     X
  Rule 12g-4(a)(1)(ii)                                Rule 12h-3(b)(1)(ii)
  Rule 12g-4(a)(2)(i)                                 Rule 12h-3(b)(2)(i)
  Rule 12g-4(a)(2)(ii)                                Rule 12h-3(b)(2)(ii)
                                                      Rule 15d-6              X

    Approximate number of holders of record as of the certification or notice date: 15

     Pursuant to the requirements of the Securities Exchange Act of 1934, PaineWebber Mortgage Acceptance Corp. IV has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     JPMorgan Chase Bank in its capacity as Trustee under the Pooling and Servicing Agreement on behalf of PaineWebber Mortgage Acceptance Corp. IV, Registrant.


           By:   /s/ Diane E. Wallace
           --------------------------------------
           Name:        Diane E. Wallace
           Title:       Assistant Vice President


Date:  January 30, 2003